Form 10-K405, Exhibit 13
period 1995-12-31
MODERN CONTROLS INC
filed 1996-03-28
CIK 67279

FINANCIAL HIGHLIGHTS

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------------------------------------------
Years Ended December 31            1995    1994     1993     1992     1991     1990     1989    1988    1987    1986
--------------------------------------------------------------------------------------------------------------------
(In thousands except per share data)
Operations Data:
Sales                           $12,844  10,613   10,405   12,679   13,556   11,522    9,798   8,551   7,130   5,876
Net income                        2,570   1,853    1,889    2,693    2,903    2,451    2,137   1,676   1,304     819
Net income per share                .57     .39      .39      .55      .59      .51      .44     .35     .27     .17
Dividends declared per share        .21     .20      .70      .16      .13      .11      .09     .09     .04     .04
Balance Sheet Data:

Total Assets                     14,770  13,128   14,077   16,273   14,817   12,158   10,431   8,937   7,400   6,088
Long-term liabilities               168      29       18       23        3       11       17      30      48      80
--------------------------------------------------------------------------------------------------------------------



SELECTED QUARTERLY FINANCIAL DATA
(UNAUDITED)
--------------------------------------------------------------------------------------------------------------------
1995                         Sales                Gross Profit              Net Income           Net Income Per Share
--------------------------------------------------------------------------------------------------------------------
1st Quarter                $  2,828,521             $1,820,132             $   512,705              $  .11
2nd Quarter                   3,069,162              2,020,481                 630,772                 .14
3rd Quarter                   3,465,229              2,300,049                 719,994                 .16
4th Quarter                   3,480,593              2,322,548                 706,837                 .16

--------------------------------------------------------------------------------------------------------------------
Total                      $ 12,843,505             $8,463,210             $ 2,570,308              $  .57
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
1994
--------------------------------------------------------------------------------------------------------------------
1st Quarter                $  2,438,479             $1,567,512             $   411,975              $  .09
2nd Quarter                   2,683,587              1,622,601                 449,201                 .09
3rd Quarter                   2,700,244              1,719,039                 490,189                 .10
4th Quarter                   2,790,442              1,761,667                 501,612                 .11

--------------------------------------------------------------------------------------------------------------------
Total                      $ 10,612,752             $6,670,819             $ 1,852,977              $  .39
--------------------------------------------------------------------------------------------------------------------



                                     PAGE 3


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

1995-1994 COMPARISON

Sales increased 21 percent in 1995 to $12,843,505, compared with $10,612,752 in 1994. The increase in 1995 sales was due primarily to strong increases in the foreign and domestic volume of the Company's permeation products and weighing products and to general price increases.

The Company's permeation product group sales totaled $9,079,635, up 20 percent from $7,565,384 in 1994. The group accounted for 71 percent of the Company's total sales in both 1995 and 1994.

The gross profit margin was $8,463,210 in 1995 or 65.9 percent of sales, compared to $6,670,819 in 1994 or 62.9 percent of sales. Over the past several years the Company's gross profit percentage has been in a range of about 62 to 65 percent of sales. The 1995 profit margin was at the high end of the historical range due to reduced warranty expenses and to the increased sales volume which resulted in manufacturing efficiencies.

Research and development expenses increased $162,284 or 18 percent during 1995, reflecting the Company's continued commitment to growth through new products. As a percentage of sales, research and development expenses were 8 percent in both 1995 and 1994. For the foreseeable future, the Company expects to allocate on an annual basis approximately 7 to 9 percent of sales to research and development.

Selling, general and administrative expenses increased $572,856 or 17 percent during 1995. As a percentage of sales, selling, general and administrative expenses were 30.6 percent in 1995, compared with 31.6 percent for 1994. The increase in the dollar amount of selling, general and administrative expenses is due primarily to an increase in commission expenses caused by the increase in sales, particularly domestic sales. The decrease in selling, general and administrative expenses as a percentage of sales is primarily the result of the increased sales volume in 1995 being accommodated without an increase in general and administrative staffing levels.

Investment income increased to approximately $405,000 in 1995 from $366,000 in 1994. The increase in 1995 is the result of an increase in the average interest rate earned on investments and higher average investment balances in 1995 as compared to 1994.

The Company's provision for income taxes was 33.8 percent of income before income taxes in 1995, compared with 33.5 percent in 1994. Based on current operating conditions and income tax laws the Company expects the tax rate for 1996 to be in the range of 33 to 35 percent.

Net income was $2,570,308, or $.57 per share, in 1995. This compares with $1,852,977, or $.39 per share, in 1994.


                                    PAGE 12


1994-1993 COMPARISON

Sales totaled $10,612,752 in 1994, an increase of 2 percent over $10,404,555 in 1993. The increase in 1994 sales was due primarily to strong increases in the foreign and domestic volume of the Company's permeation products and to general price increases, offset somewhat by decreases in the total domestic and foreign sales volume of the Company's gauging products.

The Company's permeation product group sales totaled $7,565,384 in 1994, up 7 percent from $7,045,367 in 1993. The group accounted for 71 percent of the Company's total 1994 sales, compared to 68 percent in 1993.

The gross profit margin was $6,670,819 in 1994 or 62.9 percent of sales, compared to $6,492,617 or 62.4 percent in 1993. The increase in the gross profit margin was due primarily to the increase in sales volume.

Research and development expenses increased $83,327 or 10 percent during 1994. As a percentage of sales research and development expenses were 8.5 percent and
7.8 percent in 1994 and 1993 respectively.

Selling, general and administrative expenses increased $100,694 or 3 percent during 1994. As a percentage of sales, selling, general and administrative expenses were 31.6 percent in 1994, similar to the 31.3 percent experienced in 1993. The slight increase in selling, general and administrative expenses both as a percent of sales and in total is due primarily to an increase in commission expenses caused by the increase in sales, particularly foreign sales. Foreign sales generally carry a higher commission rate than do domestic sales.

Investment income decreased to approximately $366,000 in 1994 from $395,000 in 1993. The decrease in 1994 is largely the result of lower average investment balances in 1994 as compared to 1993.

Net income was $1,852,977, or $.39 per share, in 1994. This compares with $1,889,243, or $.39 per share, in 1993.

LIQUIDITY AND CAPITAL RESOURCES

Total cash, temporary cash investments and marketable securities increased approximately $1,537,866 during 1995 to $9,815,983. The primary reason for the increase is the 1995 net income, offset somewhat by stock repurchases in 1995 totalling $1,107,363 and by the payment of regular dividends totaling $906,576.

Cash flow from operations has historically been sufficient to meet liquidity requirements, capital expenditures and research and development costs. Cash flow from operations totaled $3,174,571, $2,044,960 and $3,142,432 in 1995, 1994 and
1993 respectively.

The Company has no long-term debt and has no material commitments for capital expenditures as of December 31, 1995. The Company's plant and equipment does not require any major expenditures to accommodate a significant increase in operating demands. The Company anticipates that a combination of its existing cash, temporary cash investments and marketable securities, plus an expected continuation of cash flow from operations, will continue to be adequate to fund operations, capital expenditures and dividend payments in the foreseeable future.

EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standard No. 107, Disclosures about Fair Value of Financial Instruments, in 1995. The adoption did not impact the Company's financial condition or results of operations.


                                    PAGE 13

CONSOLIDATED STATEMENTS OF INCOME
MODERN CONTROLS, INC.

Years ended December 31,                      1995            1994            1993
==================================================================================
Sales                                 $ 12,843,505    $ 10,612,752    $ 10,404,555

Cost of Sales                            4,380,295       3,941,933       3,911,938
----------------------------------------------------------------------------------
Gross Profit                             8,463,210       6,670,819       6,492,617
----------------------------------------------------------------------------------
Selling, General and Administrative
     Expenses                            3,926,147       3,353,291       3,252,597

Research and Development Expenses        1,060,013         897,729         814,402

Investment Income                         (405,258)       (366,178)       (394,625)
----------------------------------------------------------------------------------
                                         4,580,902       3,884,842       3,672,374
----------------------------------------------------------------------------------
Income Before Income Taxes               3,882,308       2,785,977       2,820,243

Income Taxes                             1,312,000         933,000         931,000
----------------------------------------------------------------------------------
Net Income                            $  2,570,308    $  1,852,977    $  1,889,243
==================================================================================
Net Income Per Common Share           $        .57    $        .39    $        .39
==================================================================================
Weighted Average Shares Outstanding      4,548,403       4,725,610       4,877,826
==================================================================================



The accompanying notes are an integral part of these financial statements.


                                    PAGE 14

CONSOLIDATED BALANCE SHEETS
MODERN CONTROLS, INC.

                                                                  December 31,
=================================================================================
ASSETS                                                        1995           1994
---------------------------------------------------------------------------------
Current Assets:
Cash and temporary cash investments                   $  1,396,718   $    246,265
Marketable securities, current                           4,133,397      5,664,849
Trade accounts receivable, less allowance
     for doubtful accounts of $132,000
     in 1995 and $147,000 in 1994                        1,777,521      1,511,700
Other receivables                                          116,210        151,480
Inventories                                              1,560,360      1,733,760
Prepaid expenses                                           250,968        177,061
Deferred income taxes                                      320,000        358,000
---------------------------------------------------------------------------------
Total current assets                                     9,555,174      9,843,115
---------------------------------------------------------------------------------
Marketable securities, noncurrent                        4,285,868      2,367,003

Property and equipment                                   1,947,060      1,827,421
     Less accumulated depreciation and amortization      1,492,224      1,310,824
---------------------------------------------------------------------------------
                                                           454,836        516,597
---------------------------------------------------------------------------------
Other assets                                               474,533        401,656
==================================================================================
                                                      $ 14,770,411   $ 13,128,371
                                                      ============   ============
=================================================================================
Liabilities and Stockholders' Equity
---------------------------------------------------------------------------------
Current liabilities:
Accounts payable                                      $    591,982   $    347,121
Accrued compensation                                       405,467        365,598
Other accrued expenses                                     275,083        246,457
Estimated product warranties                               163,000        140,000
Accrued income taxes                                       397,423        252,243
Dividends payable                                          272,543        233,905
---------------------------------------------------------------------------------
Total current liabilities                                2,105,498      1,585,324
---------------------------------------------------------------------------------
Deferred income taxes                                      168,000         29,000
---------------------------------------------------------------------------------

Stockholders' equity:
Common stock - $.10 par value;
     authorized 10,000,000 shares;
     issued and outstanding 4,441,080 shares
     in 1995 and 4,526,231 shares in 1994                  444,108        452,623
Capital in excess of par value                                --             --
Retained earnings                                       11,757,805     11,171,424
Net unrealized gain(loss) on noncurrent marketable
     equity securities                                     295,000       (110,000)
---------------------------------------------------------------------------------
Total stockholders' equity                              12,496,913     11,514,047

Commitments and contingencies (note 5)
=================================================================================
                                                      $ 14,770,411   $ 13,128,371
                                                      ============   ============


The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
MODERN CONTROLS, INC.

======================================================================================================
Years ended December 31,                                          1995            1994            1993
------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
------------------------------------------------------------------------------------------------------
Net income                                                $  2,570,308    $  1,852,977    $  1,889,243
------------------------------------------------------------------------------------------------------
Adjustments to reconcile net income to net cash
     provided by operating activities:
(Gain) loss on disposition of fixed assets                      27,530            (712)          2,164
Depreciation and amortization                                  214,255         268,303         260,654
Deferred income taxes                                           12,000         109,000         (33,000)
Changes in operating assets and liabilities:
Trade accounts receivable                                     (265,821)       (575,780)        784,428
Other receivables                                               35,270          19,835          15,331
Inventories                                                    173,400          78,976         415,169
Prepaid expenses                                               (73,907)        (57,810)         31,956
Accounts payable                                               244,861         162,010         (80,552)
Accrued compensation                                            39,869         154,810         (92,782)
Other accrued expenses                                          28,626           3,487           3,694
Estimated product warranties                                    23,000         (21,000)          9,000
Accrued income taxes                                           145,180          50,864         (62,873)
                                                               -------          ------         -------
Net cash provided by operating activities                    3,174,571       2,044,960       3,142,432
------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
------------------------------------------------------------------------------------------------------
Purchases of marketable securities                          (9,919,771)     (8,335,064)     (6,641,485)
Proceeds from sales of marketable
     securities at maturity                                 10,102,358       8,885,858       7,028,274
Purchases of property and equipment                           (163,353)        (97,605)        (87,574)
Purchases of patents and trademarks                            (83,036)        (38,410)        (89,779)
Other                                                           (6,512)         (6,756)         (6,691)
                                                                ------          ------          ------
Net cash provided by (used in) investing activities            (70,314)        408,023         202,745
------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
------------------------------------------------------------------------------------------------------
Proceeds from the exercise of stock options                     60,135           1,815          47,095
Purchase and retirement of common stock                     (1,107,363)     (2,104,401)       (548,332)
Dividends paid                                                (906,576)       (950,211)     (3,355,277)
                                                              --------        --------      ----------
Net cash used in financing activities                       (1,953,804)     (3,052,797)     (3,856,514)
------------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and temporary
     cash investments                                        1,150,453        (599,814)       (511,337)

Cash and temporary cash investments:
Beginning of year                                              246,265         846,079       1,357,416
                                                               -------         -------       ---------

End of year                                               $  1,396,718    $    246,265    $    846,079
                                                          ============    ============    ============
------------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes                $  1,156,652    $    773,590    $  1,024,866
------------------------------------------------------------------------------------------------------
Supplemental schedule of noncash investing
     and financing activities:
Noncash purchase and retirement of common stock           $    313,323    $     24,891    $    397,854
Noncash exercise of stock options                         $    313,323    $     24,891    $    397,854
Dividends accrued $                                            272,543    $    233,905    $    241,929
Tax benefit from exercise of nonqualified stock options   $       --      $       --      $    218,934


As of December 31, 1994 the Company recorded an unrealized loss on available for sale marketable securities of $110,000. As of December 31, 1995 the Company has an unrealized gain of $460,000 on marketable securities which resulted in a $570,000 increase in long-term marketable securities with a corresponding $165,000 increase in deferred income taxes payable.

The accompanying notes are an integral part of these financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MODERN CONTROLS, INC.

DECEMBER 31, 1995, 1994 AND 1993

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Modern Controls, Inc. (the Company) operates in one business segment, the design, manufacture and marketing of precision testing instrumentation and advanced process sensing and control equipment to customers in the barrier packaging, food and pharmaceutical industries throughout the world. The following is a summary of the significant accounting policies used in the preparation of the Company's financial statements:

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include the accounts of the Company and its subsidiary, a Foreign Sales Corporation (FSC). All material intercompany balances and transactions have been eliminated in consolidation.

REVENUE RECOGNITION
Revenue is recognized upon shipment of product or upon completion of services.

TEMPORARY CASH INVESTMENTS
Temporary cash investments consist of short-term investments which are readily convertible to cash.

MARKETABLE SECURITIES
Marketable securities at December 31, 1995 consist of United States government securities, municipal bonds and equity securities. Effective January 1, 1994 the Company adopted the provisions of Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (Statement 115). Under Statement 115, the Company classifies its debt and marketable equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold the security until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on available-for-sale securities are excluded from income and are reported as a separate component of stockholders' equity until realized.

A decline in the market value of any available-for-sale or held-to-maturity security below cost that is deemed other than temporary is charged to income resulting in the establishment of a new cost basis for the security.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield. Dividend and interest income are recognized when earned. Realized gains and losses for securities classified as available-for-sale and held-to-maturity are included in income and are derived using the specific identification method for determining the cost of securities sold.

INVENTORIES
Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out method.

PROPERTY AND EQUIPMENT
Property and equipment are carried at cost. Depreciation and amortization are computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized.

INTANGIBLE ASSETS
Intangible assets are carried at cost less accumulated amortization and consist of patents and trademarks. Costs incurred in connection with applications for new patents are deferred until a final determination with respect to the application is made by appropriate regulatory agencies. Costs of patents abandoned are charged to income in the period of abandonment. Patent costs are amortized over the lesser of 17 years or their estimated useful life, using the straight-line method. Trademarks are amortized over five years.

INCOME TAXES
The Company uses the asset and liability method for computing its deferred taxes as specified by Financial Accounting Standards No. 109 (FAS No. 109), Accounting for Income Taxes. Under the asset and liability method, deferred taxes are based on the difference between the financial statement and tax basis of assets and liabilities and the enacted tax rates that will be in effect when these differences reverse. Deferred tax expense represents the change in deferred tax assets and liabilities during the year.

NET INCOME PER COMMON SHARE
Primary and fully diluted net income per common share are computed by dividing net income by the weighted average of common and common equivalent shares outstanding during the year. Stock options, when they have a dilutive effect, are considered common stock equivalents for purposes of this computation.

FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company's financial instruments are recorded in its consolidated balance sheets. The carrying amount for cash and temporary cash investments, accounts receivable, accounts payable and accrued liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments. The fair values of investments in marketable securities are based on quoted market prices and are summarized in Note 2.

STATEMENTS OF CASH FLOWS
For purposes of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

PERVASIVENESS OF ESTIMATES
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

STOCK-BASED EMPLOYEE COMPENSATION
The Company follows the provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," in accounting for all of its stock-based employee compensation arrangements. Under the guidelines of Opinion 25, compensation cost for stock-based employee compensation plans is recognized based on the difference, if any, between the quoted market price of the stock on the date of grant and the amount an employee must pay to acquire the stock. The Company plans to implement the disclosure requirements of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," in fiscal year 1996 and retain its current accounting method for stock-based employee compensation.

RECLASSIFICATION
Certain 1994 and 1993 amounts have been reclassified to conform to the 1995 presentation.

2. MARKETABLE SECURITIES

The amortized cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale and held-to-maturity securities by major security type at December 31, 1995 were as follows:


                                       1995
                    -----------------------------------------
                                Gross        Gross
                              unrealized   unrealized
                     Amortized  holding      holding  Fair
                       cost      gains       losses   value
=============================================================
Available-for-sale:
Equity securities  $  220,000  $460,000        -    $  680,000
-------------------------------------------------------------
                   $  220,000  $460,000        -    $  680,000
=============================================================
Held-to-maturity:
United States
  government
  securities       $1,196,343  $  5,307        -    $1,201,650
Municipal bonds     6,542,922    26,255     (3,269)  6,565,908
-------------------------------------------------------------
                   $7,739,265  $ 31,562    $(3,269) $7,767,558
=============================================================


                                       1994
                    -----------------------------------------
                                Gross        Gross
                              unrealized   unrealized
                     Amortized  holding      holding  Fair
                       cost      gains       losses   value
=============================================================
Available-for-sale:
Equity securities   $ 220,000       -    $(110,000) $ 110,000
-------------------------------------------------------------
                    $ 220,000       -    $(110,000) $ 110,000
=============================================================
Held-to-maturity:
United States
  government
  securities       $3,309,534       -    $ (48,578) $3,260,956
Municipal bonds     4,612,318     2,062    (82,988)  4,531,392
-------------------------------------------------------------
                   $7,921,852   $ 2,062  $(131,566) $7,792,348
=============================================================

Maturities of investment securities classified as available-for-sale and held-to-maturity were as follows at December 31, 1995:

                              Amortized          Fair
                                 cost            value
========================================================
Available-for-sale:
Equity securities            $    220,000    $   680,000
--------------------------------------------------------
                             $    220,000    $   680,000
========================================================

Held-to-maturity:
Due within one year          $  4,133,397    $  4,144,187
Due after one through
     five years                 3,605,868       3,623,371
---------------------------------------------------------
                             $  7,739,265    $  7,767,558
=========================================================

3. INVENTORIES

The major components of inventories are as follows:

                                    1995           1994
==========================================================
Finished products              $  176,910       $  250,603
Work-in-process                   699,070          661,282
Raw materials                     684,380          821,875
----------------------------------------------------------
                               $1,560,360       $1,733,760
==========================================================

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                  Estimated
                            1995        1994     useful lives
==============================================================
Machinery and equipment  $1,301,770  $1,185,721  3 to 10 years
Office equipment            438,788     438,788  2 to 15 years
Leasehold improvements      206,502     202,912  1 to  5 years
--------------------------------------------------------------
                          1,947,060   1,827,421
Accumulated depreciation
     and amortization     1,492,224   1,310,824
--------------------------------------------------------------
                         $  454,836  $  516,597

Depreciation and amortization of property and equipment charged to income was $197,587, $256,007 and $251,649 for the years ended December 31, 1995, 1994 and
1993, respectively.

5. LEASES

The Company leases its facilities and certain equipment pursuant to operating leases. The term of the facility lease which has been renewed for five years beginning July 1, 1995, expires in 2000. The facility lease requires the Company to pay operating costs including real estate taxes.

Rental expense, including charges for operating costs, was as follows:

                          1995        1994       1993
                        ================================
                        $254,002    $220,724   $220,784
                        --------------------------------

The following is a schedule of future minimum lease payments, excluding charges for operating costs, for operating leases as of December 31, 1995:

Year ending December 31
=======================================================
1996                                          $ 198,966
1997                                            207,019
1998                                            213,633
1999                                            224,238
2000                                            112,119
-------------------------------------------------------
                                              $ 955,975
=======================================================

6. INCOME TAXES

The provision for income taxes consists of the following:

                            1995      1994       1993
=======================================================
Current tax expense:
Federal                $1,150,000   $733,000   $868,000
State                     150,000     91,000     96,000
-------------------------------------------------------
Total current expense   1,300,000    824,000    964,000

Deferred                   12,000    109,000    (33,000)
-------------------------------------------------------
Provision for income
     taxes             $1,312,000   $933,000   $931,000
=======================================================

The effective income tax rate varies from the federal statutory tax rate for the following reasons:

Years ended December 31,    1995      1994       1993
=========================================================
                         Percentage Percentage Percentage
                          of pretax  of pretax  of pretax
                           income     income     income
---------------------------------------------------------
Tax at statutory federal
  income tax rate           34.0%     34.0%      34.0%
Increases (reductions) in
  taxes resulting from:
  State income taxes, net
    of federal benefit       2.6       2.2        2.2
  Tax-exempt earnings
    of FSC                  (1.7)     (1.8)      (2.4)
  Tax-exempt investment
    earnings                (1.7)     (1.9)      (1.4)
  Other                       .6       1.0         .6
---------------------------------------------------------
Effective income tax rate   33.8%     33.5%      33.0%
=========================================================

The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows:

                                      1995        1994
=======================================================
Deferred tax assets:
  Allowance for doubtful accounts
    not currently deductible      $  48,000   $  56,000
  Inventory costs not currently
    deductible                      110,000     154,000
  Inventory reserves                 87,000      78,000
  Warranty reserves                  59,000      53,000
  Other accruals                     16,000      17,000
-------------------------------------------------------
Total deferred tax assets         $ 320,000   $ 358,000
-------------------------------------------------------

Deferred tax liabilities:
  Excess of tax over book
     depreciation                    (3,000)   (29,000)
  Unrealized gain on noncurrent
     marketable equity securities  (165,000)       -
-------------------------------------------------------
Total deferred tax liabilities    $(168,000) $  (29,000)
-------------------------------------------------------
Net deferred tax asset            $ 152,000   $ 329,000
=======================================================

The Company did not record a valuation allowance against deferred tax assets at December 31, 1995 or 1994.

7. STOCK OPTIONS

As of December 31, 1995, the Company has reserved 172,672 shares of common stock for options which are still available for grant under the Company's stock option plans, and 139,153 shares for options which have been granted but have not yet been exercised. In addition, the Company has reserved 1,500 shares for options which have been granted but not yet exercised under the 1980 Director Stock Option Plan. Also, the Company has reserved 18,000 shares of common stock for options which are still available for grant under the 1990 Non-Employee Director Stock Option Plan, and 12,000 shares for options which have been granted but have not yet been exercised under the plan.

Under the plans, option exercise prices are 100% of the market value of the common stock at the date of grant, except for incentive options granted under the 1992 Plan to persons owning more than 10% of the Company's stock, in which case the option price is 110% of the market value, and nonqualified options granted under the 1992 Plan, which may be granted at option prices no less than 25% of the market value. Exercise periods are generally for five years. Certain of the plans allow for the granting of nonqualified stock options. Upon the exercise of these nonqualified options, the Company may realize a compensation deduction allowable for income tax purposes. The after-tax effect of these tax deductions is included in the accompanying consolidated financial statements as an addition to capital in excess of par value.

Changes in the shares authorized, granted and available under the stock option plans are as follows:


                                       Number of shares
                     Option price      ----------------
                       per share    Granted     Available
----------------------------------------------------------
Balance,
December 31, 1992       $3.11-$15.33  221,909   282,356
Granted                 $7.25-$13.63   21,468   (21,468)
Exercised               $3.11-$ 7.67  (92,457)      -
Canceled or expired     $6.06-$12.25   (6,520)      919
----------------------------------------------------------
Balance,
December 31, 1993       $6.06-$15.33  144,400   261,807

Granted                 $6.75-$ 8.50   32,300   (32,300)
Exercised               $6.06-$ 6.44   (4,234)      -
Canceled or expired     $6.06-$12.25   (2,190)      925
----------------------------------------------------------

Balance,
December 31, 1994       $6.75-$15.33  170,276   230,432

Granted                 $6.63-$11.00   57,720   (57,720)
Exercised               $7.25-$ 7.75  (48,651)      -
Canceled or expired     $6.63-$15.33  (26,692)   17,960
----------------------------------------------------------

Balance,
December 31, 1995       $6.63-$15.33  152,653   190,672
==========================================================
Shares exercisable at December 31, 1995 totaled 70,320.

8. CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                      Net
                                                                                                   unrealized
                                                                                                 gain(loss) on
                                                 Common stock                                      noncurrent
                                         ---------------------------  Capital in                   marketable
                                            Number                     excess of      Retained       equity
                                           of shares       Amount      par value      earnings      securities       Total
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1992                 4,818,428    $   481,843    1,681,081     12,450,579           --       14,613,503

Stock options exercised                       92,457          9,245      435,704           --             --          444,949
Tax benefit from stock
  options exercised                             --             --        218,934           --             --          218,934
Purchase and retirement of
  common stock                               (90,960)        (9,096)    (937,090)          --             --         (946,186)
Dividends paid or declared
  ($.70 per share)                              --             --           --       (3,404,600)          --       (3,404,600)

Net Income                                      --             --           --        1,889,243           --        1,889,243
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1993                 4,819,925    $   481,992    1,398,629     10,935,222           --       12,815,843

Stock options exercised                        4,234            423       26,284           --             --           26,707
Purchase and retirement
  of common stock                           (297,928)       (29,792)  (1,424,913)      (674,588)          --       (2,129,293)
Dividends paid or declared
  ($.20 per share)                              --             --           --         (942,187)          --         (942,187)
Net unrealized loss on noncurrent
  marketable equity securities                  --             --           --             --         (110,000)      (110,000)

Net Income                                      --             --           --        1,852,977           --        1,852,977
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1994                 4,526,231    $   452,623         --       11,171,424       (110,000)    11,514,047

Stock options exercised                       48,651          4,865      368,593           --             --          373,458
Purchase and retirement of
  common stock                              (133,802)       (13,380)    (368,593)    (1,038,713)          --       (1,420,686)
Dividends paid or declared
  ($.21 per share)                              --             --           --         (945,214)          --         (945,214)
Net unrealized gain on noncurrent
  marketable equity securities, net of
   income taxes                                 --             --           --             --          405,000        405,000

Net Income                                      --             --           --        2,570,308           --        2,570,308
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 1995                 4,441,080    $   444,108         --       11,757,805        295,000     12,496,913
==============================================================================================================================

9. SALES

Export sales were $4,679,913, $3,804,511 and $3,599,279 in 1995, 1994 and 1993,
respectively. Of the export sales, $1,794,371, $1,273,816 and $1,198,614 in 1995, 1994 and 1993, respectively, were to customers in Western Europe. Sales to customers in Japan were $889,343, $1,200,119 and $839,879 for 1995, 1994 and
1993, respectively. The Company's products are marketed outside of North America through various independent representatives. One independent representative accounted for approximately 14%, 13% and 12% of sales in 1995, 1994 and 1993, respectively.

10. SAVINGS AND RETIREMENT PLAN

The Company has a 401(k) Savings and Retirement Plan covering substantially all of its employees. The Company provides matching contributions in accordance with the plan. The Company's contributions to this plan in 1995, 1994 and 1993 were $19,110, $15,293 and $13,159, respectively.


INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Modern Controls, Inc.:

We have audited the accompanying consolidated balance sheets of Modern Controls, Inc. and subsidiary as of December 31, 1995 and 1994, and the related consolidated statements of income and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Modern Controls, Inc. and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles.

         KPMG Peat Marwick LLP

         Minneapolis, Minnesota
         February 9, 1996


COMMON STOCK INFORMATION

Market for Company's Common Stock and Related Stockholder Matters

As of February 26, 1996 there were 671 record holders of the Company's Common Stock. The Company's Common Stock is traded on the national over-the-counter market, with prices quoted on the National Association of Securities Dealers Automated Quotation (NASDAQ) National Market System. The following table sets forth, for the fiscal periods indicated, the high and low quotations for the Company's Common Stock as reported by the Nasdaq National Market System.


Common Stock Trading Prices
--------------------------------------------------------------------------------
                            Low                High      Dividends declared
--------------------------------------------------------------------------------
1995
1st Quarter           $   6 3/16           $   8                $ .05
2nd Quarter           $   6 3/8            $   9 1/4            $ .05
3rd Quarter           $   8 3/4            $   10 5/8           $ .05
4th Quarter           $   9 3/4            $   11 1/8           $ .06
--------------------------------------------------------------------------------
1994
1st Quarter           $   7 1/4            $   9 1/4            $ .05
2nd Quarter           $   6 1/2            $   7 3/4            $ .05
3rd Quarter           $   6 1/4            $   8                $ .05
4th Quarter           $   5 3/4            $   8 1/2            $ .05
--------------------------------------------------------------------------------