Form 10-K405, Exhibit 13
period 1996-12-31
MODERN CONTROLS INC
filed 1997-03-24
CIK 67279

FINANCIAL HIGHLIGHTS



SELECTED FINANCIAL DATA

--------------------------------------------------------------------------------------------------------------------
Years Ended December 31            1996      1995    1994     1993     1992     1991     1990   1989    1988    1987
--------------------------------------------------------------------------------------------------------------------
(In thousands except per share data)

Operations Data:
Sales                           $14,768    12,844  10,613   10,405   12,679   13,556   11,522  9,798   8,551   7,130
Net income                        3,082     2,570   1,853    1,889    2,693    2,903    2,451  2,137   1,676   1,304
Net income per share                .71       .57     .39      .39      .55      .59      .51    .44     .35     .27
Dividends declared per share        .24       .21     .20      .70      .16      .13      .11    .09     .09     .04

Balance Sheet Data:

Total Assets                     14,881    14,770  13,128   14,077   16,273   14,817   12,158 10,431   8,937   7,400
Long-term liabilities                92       168      29       18       23        3       11     17      30      48



SELECTED QUARTERLY FINANCIAL DATA
(UNAUDITED)

--------------------------------------------------------------------------------------------------------------------
1996                         SALES                GROSS PROFIT              NET INCOME           NET INCOME PER SHARE
--------------------------------------------------------------------------------------------------------------------
1ST QUARTER                $  3,564,165             $2,364,509            $    700,247              $  .16
2ND QUARTER                   3,647,332              2,507,883                 768,061                 .18
3RD QUARTER                   3,751,347              2,541,569                 804,674                 .19
4TH QUARTER                   3,804,929              2,597,870                 808,880                 .19
--------------------------------------------------------------------------------------------------------------------
TOTAL                       $14,767,773            $10,011,831             $ 3,081,862              $  .71
--------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
1995
--------------------------------------------------------------------------------------------------------------------
1st Quarter                $  2,828,521             $1,820,132            $    512,705              $  .11
2nd Quarter                   3,069,162              2,020,481                 630,772                 .14
3rd Quarter                   3,465,229              2,300,049                 719,994                 .16
4th Quarter                   3,480,593              2,322,548                 706,837                 .16

--------------------------------------------------------------------------------------------------------------------
Total                       $12,843,505             $8,463,210             $ 2,570,308              $  .57
--------------------------------------------------------------------------------------------------------------------



                                     PAGE 1



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION


RESULTS OF OPERATIONS

1996-1995 COMPARISON

Sales increased 15 percent in 1996 to $14,767,773, compared with $12,843,505 in 1995. The increase in 1996 sales was due primarily to strong increases in the domestic and foreign volume of the Company's permeation products and packaging products and to general price increases.

The Company's permeation product group sales totaled $10,737,789, up 18 percent from $9,079,635 in 1995. The group accounted for 73 percent of the Company's total 1996 sales, compared to 71 percent in 1995.

The gross profit margin was $10,011,831 in 1996 or 67.8 percent of sales, compared to $8,463,210 in 1995 or 65.9 percent of sales. Over the past several years the Company's gross profit percentage has been in a range of about 62 to 65 percent of sales. The 1996 profit margin was at the high end of the historical range due to reduced warranty expenses and to the increased sales volume which resulted in manufacturing efficiencies.

Selling, general and administrative expenses increased $590,736 or 15 percent during 1996. As a percentage of sales, selling, general and administrative expenses were 30.6 percent in both 1996 and 1995. The increase in the dollar amount of selling, general and administrative expenses is due primarily to an increase in commission expenses as a result of increased sales.

Research and development expenses increased $156,480 or 15 percent during 1996, reflecting the Company's continued commitment to growth through new products. As a percentage of sales, research and development expenses were 8 percent in both 1996 and 1995. For the foreseeable future, the Company expects to allocate on an annual basis approximately 7 to 9 percent of sales to research and development.

Investment income decreased to approximately $390,000 in 1996 from $405,000 in 1995. The decrease in 1996 is the result of lower average investment balances due to stock repurchases made in the first quarter of 1996, offset by a gain realized on the sale of land and an increase in the average interest rate earned on investments in 1996 as compared to 1995.

The Company's provision for income taxes was 34 percent of income before income taxes in 1996, compared with 33.8 percent in 1995. Based on current operating conditions and income tax laws the Company expects the tax rate for 1997 to be in the range of 33 to 35 percent.

Net income was $3,081,862, or $.71 per share, in 1996. This compares with $2,570,308, or $.57 per share, in 1995.

1995-1994 COMPARISON

Sales increased 21 percent in 1995 to $12,843,505, compared with $10,612,752 in 1994. The increase in 1995 sales was due primarily to strong increases in the domestic and foreign volume of the Company's permeation products and weighing products and to general price increases.

The Company's permeation product group sales totaled $9,079,635 up 20 percent from $7,565,384 in 1994. The group accounted for 71 percent of the Company's total sales in both 1995 and 1994.

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

Selling, general and administrative expenses increased $572,856 or 17 percent during 1995. As a percentage of sales, selling, general and administrative expenses were 30.6 percent in 1995 compared with 31.6 percent for 1994. The increase in the dollar amount of selling, general and administrative expenses is due primarily to an increase in commission expenses caused by the increase in sales, particularly domestic sales. The decrease in selling, general and administrative expenses as a percentage of sales is primarily the result of the increased sales volume in 1995 being accommodated without an increase in general and administrative staffing levels.

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

LIQUIDITY AND CAPITAL RESOURCES

Total cash, temporary cash investments and marketable securities decreased $198,969 during 1996 to $9,617,014. The primary reasons for the decrease are stock repurchases in 1996 totaling $1,873,590 and the payment of regular dividends totaling $1,035,022, offset by the 1996 net income.

Cash flow from operations has historically been sufficient to meet liquidity requirements, capital expenditures and research and development costs. Cash flow from operations totaled $3,606,969, $3,174,571 and $2,044,960 in 1996, 1995 and
1994, respectively.

The Company has no long-term debt and has no material commitments for capital expenditures as of December 31, 1996. The Company's plant and equipment does not require any major expenditures to accommodate a significant increase in operating demands. The Company anticipates that a combination of its existing cash, temporary cash investments and marketable securities, plus an expected continuation of cash flow from operations, will continue to be adequate to fund operations, capital expenditures and dividend payments in the foreseeable future.

EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), ACCOUNTING FOR STOCK-BASED COMPENSATION. The adoption did not impact the Company's financial condition or results of operations.


CONSOLIDATED STATEMENTS OF INCOME
MODERN CONTROLS, INC.

Years ended December 31,                                    1996                    1995                   1994
--------------------------------------------------------------------------------------------------------------------

Sales                                                $14,767,773              12,843,505             10,612,752

Cost of Sales                                          4,755,942               4,380,295              3,941,933
--------------------------------------------------------------------------------------------------------------------
Gross Profit                                          10,011,831               8,463,210              6,670,819
--------------------------------------------------------------------------------------------------------------------
Selling, General and Administrative
     Expenses                                          4,516,883               3,926,147              3,353,291
Research and Development Expenses                      1,216,493               1,060,013                897,729
Investment Income                                       (390,407)               (405,258)              (366,178)
--------------------------------------------------------------------------------------------------------------------
                                                       5,342,969               4,580,902              3,884,842
--------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                             4,668,862               3,882,308              2,785,977
Income Taxes                                           1,587,000               1,312,000                933,000
--------------------------------------------------------------------------------------------------------------------
Net Income                                           $ 3,081,862               2,570,308              1,852,977
====================================================================================================================
Net Income Per Common Share                          $       .71                     .57                    .39
====================================================================================================================
Weighted Average Shares Outstanding                    4,327,125               4,548,403              4,725,610
====================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.



CONSOLIDATED BALANCE SHEETS
MODERN CONTROLS, INC.

                                                                                         December 31,
--------------------------------------------------------------------------------------------------------------------
ASSETS                                                                          1996                      1995
--------------------------------------------------------------------------------------------------------------------
Current Assets:
Cash and temporary cash investments                                      $    1,352,991                 1,396,718
Marketable securities, current                                                4,186,066                 4,133,397
Trade accounts receivable, less allowance
     for doubtful accounts of $155,000
     in 1996 and $132,000 in 1995                                             1,632,960                 1,777,521
Other receivables                                                               118,469                   116,210
Inventories                                                                   1,572,329                 1,560,360
Prepaid expenses                                                                190,198                   250,968
Deferred income taxes                                                           310,000                   320,000
--------------------------------------------------------------------------------------------------------------------

Total current assets                                                          9,363,013                 9,555,174
--------------------------------------------------------------------------------------------------------------------

Marketable securities, noncurrent                                             4,077,957                 4,285,868

Property and equipment                                                        2,635,521                 1,947,060
     Less accumulated depreciation and amortization                           1,645,365                 1,492,224
--------------------------------------------------------------------------------------------------------------------
                                                                                990,156                   454,836
--------------------------------------------------------------------------------------------------------------------
Other assets                                                                    450,118                   474,533
====================================================================================================================

                                                                            $14,881,244                14,770,411
====================================================================================================================

--------------------------------------------------------------------------------------------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------------------------------------------

Current liabilities:
Accounts payable                                                          $     563,953                   591,982
Accrued compensation                                                            483,876                   405,467
Other accrued expenses                                                          320,973                   275,083
Estimated product warranties                                                    190,405                   163,000
Accrued income taxes                                                            379,931                   397,423
Dividends payable                                                               256,440                   272,543
--------------------------------------------------------------------------------------------------------------------

Total current liabilities                                                     2,195,578                 2,105,498
--------------------------------------------------------------------------------------------------------------------

Deferred income taxes                                                            92,000                   168,000
--------------------------------------------------------------------------------------------------------------------

Stockholders' equity:
Common stock - $.10 par value;
     authorized 10,000,000 shares;
     issued and outstanding 4,273,976 shares
     in 1996 and 4,441,080 shares in 1995                                       427,398                   444,108
Capital in excess of par value                                                    5,457                   -
Retained earnings                                                            11,965,811                11,757,805
Net unrealized gain on noncurrent marketable
     equity securities                                                          195,000                   295,000
Total stockholders' equity                                                   12,593,666                12,496,913
--------------------------------------------------------------------------------------------------------------------

Commitments and contingencies (note 5)

                                                                            $14,881,244                14,770,411
====================================================================================================================

The accompanying notes are an integral part of these consolidated financial statements.



CONSOLIDATED STATEMENTS OF CASH FLOWS
MODERN CONTROLS, INC.

                                                                                            December 31,
------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                                         1996             1995             1994
------------------------------------------------------------------------------------------------------------------------

Cash flows from operating activities:
------------------------------------------------------------------------------------------------------------------------
Net income                                                                $ 3,081,862        2,570,308        1,852,977

Adjustments to reconcile net income to net cash provided by operating activities:
(Gain) loss on disposition of fixed assets                                    (16,874)          27,530             (712)
Depreciation and amortization                                                 255,695          214,255          268,303
Deferred income taxes                                                         (11,000)          12,000          109,000
Changes in operating assets and liabilities:
  Trade accounts receivable                                                   144,561         (265,821)        (575,780)
  Other receivables                                                            (2,259)          35,270           19,835
  Inventories                                                                 (11,969)         173,400           78,976
  Prepaid expenses                                                             60,770          (73,907)         (57,810)
  Accounts payable                                                            (28,029)         244,861          162,010
  Accrued compensation                                                         78,409           39,869          154,810
  Other accrued expenses                                                       45,890           28,626            3,487
  Estimated product warranties                                                 27,405           23,000          (21,000)
  Accrued income taxes                                                        (17,492)         145,180           50,864
------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                   3,606,969        3,174,571        2,044,960
------------------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
------------------------------------------------------------------------------------------------------------------------
Purchases of marketable securities                                         (5,888,298)      (9,919,771)      (8,335,064)
Proceeds from sales of marketable securities at maturity                    5,888,540       10,102,358        8,885,858
Proceeds from sale of land                                                     59,181             --               --
Purchases of property and equipment                                          (776,096)        (163,353)         (97,605)
Purchases of patents and trademarks                                           (26,471)         (83,036)         (38,410)
Other                                                                          (6,340)          (6,512)          (6,756)
------------------------------------------------------------------------------------------------------------------------

Net cash provided by (used in) investing activities                          (749,484)         (70,314)         408,023
------------------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:

------------------------------------------------------------------------------------------------------------------------
Proceeds from the exercise of stock options                                     7,400           60,135            1,815
Purchase and retirement of common stock                                    (1,873,590)      (1,107,363)      (2,104,401)
Dividends paid                                                             (1,035,022)        (906,576)        (950,211)
------------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                      (2,901,212)      (1,953,804)      (3,052,797)
------------------------------------------------------------------------------------------------------------------------

Net increase (decrease) in cash and temporary
     cash investments                                                         (43,727)       1,150,453         (599,814)

Cash and temporary cash investments:
Beginning of year                                                           1,396,718          246,265          846,079
------------------------------------------------------------------------------------------------------------------------

End of year                                                               $ 1,352,991        1,396,718          246,265
========================================================================================================================
Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes                                $ 1,615,492        1,156,652          773,590
------------------------------------------------------------------------------------------------------------------------

Supplemental schedule of noncash investing and financing activities:

Noncash purchase and retirement of common stock                           $     3,452          313,323           24,891
Noncash exercise of stock options                                               3,452          313,323           24,891
Dividends accrued                                                             256,440          272,543          233,905


As of December 31, 1995, the Company recorded an unrealized gain on available for sale marketable securities of $460,000. As of December 31, 1996, the Company has an unrealized gain of $305,000 on available for sale marketable securities which results in a $155,000 decrease in long-term marketable securities with a corresponding $55,000 decrease in deferred income taxes payable.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MODERN CONTROLS, INC.


DECEMBER 31, 1996, 1995 AND 1994

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Modern Controls, Inc. (the Company) operates in one business segment, the design, manufacture and marketing of precision testing instrumentation, advanced process sensing, and control equipment to customers in the barrier packaging, food, and pharmaceutical industries throughout the world. The following is a summary of the significant accounting policies used in the preparation of the Company's financial statements:

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of the Company and its subsidiary, a Foreign Sales Corporation (FSC). All material intercompany balances and transactions have been eliminated in consolidation.

STATEMENTS OF CASH FLOWS

The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Temporary cash investments consist of short-term investments which are readily convertible to cash.

MARKETABLE SECURITIES

Marketable securities at December 31, 1996 consist of United States government securities, municipal bonds and equity securities. The Company classifies its debt and marketable equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

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

INCOME TAXES

The Company uses the asset and liability method for computing its deferred taxes. Under the asset and liability method, deferred taxes are based on the difference between the financial statement and tax basis of assets and liabilities and the enacted tax rates that will be in effect when these differences reverse. Deferred tax expense represents the change in deferred tax assets and liabilities during the year.

USE OF ESTIMATES

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company's financial instruments are recorded in its consolidated balance sheet. The carrying amount for cash and temporary cash investments, accounts receivable, accounts payable, and accrued liabilities approximates fair value due to the immediate or short-term maturity of these financial instruments. The fair values of investments in marketable securities are based on quoted market prices and are summarized in Note 2.

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

STOCK-BASED EMPLOYEE COMPENSATION

The Company uses the intrinsic-value method for employee stock-based compensation pursuant to APB Opinion No. 25, ACCOUNTING FOR STOCK ISSUED TO EMPLOYEES. Under the guidelines of Opinion 25, compensation cost for stock-based employee compensation plans is recognized based on the difference, if any, between the quoted market price of the stock on the date of grant and the amount an employee must pay to acquire the stock. The Company adopted the disclosure provisions for employee stock-based compensation and the fair-value method for nonemployee stock-based compensation of SFAS No. 123 ACCOUNTING FOR STOCK-BASED COMPENSATION in 1996.

2. MARKETABLE SECURITIES

The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value for available-for-sale and held-to-maturity securities by major security type at December 31, 1996 and 1995 were as follows:

                                                  1996
                       ---------------------------------------------------------
                                          GROSS          GROSS
                                       UNREALIZED     UNREALIZED
                        AMORTIZED        HOLDING        HOLDING         FAIR
                           COST           GAINS          LOSSES         VALUE
--------------------------------------------------------------------------------
Available-for-sale:

Equity securities       $  220,000        305,000             -          525,000
--------------------------------------------------------------------------------
                        $  220,000        305,000             -          525,000
================================================================================
Held-to-maturity:

Municipal bonds         $6,070,878         36,113          (1,065)     6,105,926
Other securities         1,668,145          3,644            (307)     1,671,482
--------------------------------------------------------------------------------
                        $7,739,023         39,757          (1,372)     7,777,408
================================================================================


                                                 1995
                                         Gross          Gross
                        --------------------------------------------------------
                                       unrealized     unrealized
                        Amortized        holding        holding        Fair
                           cost           gains          losses        value
--------------------------------------------------------------------------------
Available-for-sale:

Equity securities       $  220,000        460,000             -          680,000
--------------------------------------------------------------------------------
                        $  220,000        460,000             -          680,000
================================================================================
Held-to-maturity:

Municipal bond          $6,542,922         26,255          (3,269)     6,565,908
Other securities         1,196,343          5,307             -        1,201,650
--------------------------------------------------------------------------------
                        $7,739,265         31,562          (3,269)     7,767,558
================================================================================

Other securities consist primarily of U.S. government obligations and marketable certificates of deposit.

Maturities of investment securities classified as available-for-sale and held-to-maturity were as follows at December 31, 1996 and 1995:


                                   1996                           1995
                         -------------------------------------------------------
                         AMORTIZED        FAIR          Amortized        Fair
                           COST           VALUE          cost            value
--------------------------------------------------------------------------------
Available-for-sale:
Equity securities       $  220,000        525,000        220,000         680,000
--------------------------------------------------------------------------------
                        $  220,000        525,000        220,000         680,000
================================================================================
Held-to-maturity:
Due within
     one year           $4,186,066      4,209,228      4,133,397       4,144,187
Due after one
     through
     five years          3,552,957      3,568,180      3,605,868       3,623,371
--------------------------------------------------------------------------------
                        $7,739,023      7,777,408      7,739,265       7,767,558
================================================================================

3. INVENTORIES

The major components of inventories are as follows:

                                    1996           1995
--------------------------------------------------------------------------------

Finished products               $  169,921         176,910
Work-in-process                    653,300         699,070
Raw materials                      749,108         684,380
--------------------------------------------------------------------------------
                                $1,572,329       1,560,360
--------------------------------------------------------------------------------

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                           Estimated
                               1996           1995        useful lives
--------------------------------------------------------------------------------

Machinery and equipment     $1,708,395      1,281,907     3 to 10 years
Office equipment               600,067        438,788     2 to 15 years
Leasehold improvements         271,206        206,502     1 to  5 years
Vehicles                        55,853         19,863     3 to  5 years
--------------------------------------------------------------------------------
                            $2,635,521      1,947,060
--------------------------------------------------------------------------------

Depreciation and amortization of property and equipment charged to income was $232,075, $197,587, and $256,007 for the years ended December 31, 1996, 1995 and
1994, respectively.

5. LEASES

The Company leases its facilities and certain equipment pursuant to operating leases. The term of the facility lease which has been renewed for five years beginning July 1, 1995, expires in 2000. The facility lease requires the Company to pay operating costs including real estate taxes.

Rental expense, including charges for operating costs, was as follows:

                          1996        1995       1994
--------------------------------------------------------------------------------
                        $295,124     254,002    220,724


The following is a schedule of future minimum lease payments, excluding charges for operating costs, for operating leases as of December 31, 1996:

Year ending December 31
--------------------------------------------------------------------------------
1997                                          $ 206,678
1998                                            213,633
1999                                            224,238
2000                                            112,119
--------------------------------------------------------------------------------
                                              $ 756,668
--------------------------------------------------------------------------------

6. INCOME TAXES

The provision for income taxes consists of the following:

                                 1996           1995           1994
--------------------------------------------------------------------------------
Current tax expense:
Federal                      $ 1,421,000      1,150,000       733,000
State                            177,000        150,000        91,000
--------------------------------------------------------------------------------
Total current expense          1,598,000      1,300,000       824,000

Deferred                         (11,000)        12,000       109,000
--------------------------------------------------------------------------------

Provision for income taxes   $ 1,587,000      1,312,000       933,000
--------------------------------------------------------------------------------
The effective income tax rate varies from the federal statutory tax rate for the following reasons:

Years ended December 31,           1996       1995       1994
--------------------------------------------------------------------------------
                                PERCENTAGE Percentage Percentage
                                OF PRETAX  of pretax  of pretax
                                 INCOME     income     income
--------------------------------------------------------------------------------

Tax at statutory federal
  income tax rate                34.0%      34.0%      34.0%
Increases (reductions) in
  taxes resulting from:
  State income taxes, net
    of federal benefit            2.5        2.6        2.2
  Tax-exempt earnings of FSC     (2.9)      (1.7)      (1.8)
  Tax-exempt investment
    earnings                     (1.5)      (1.7)      (1.9)
  Other                           1.9         .6        1.0
--------------------------------------------------------------------------------

Effective income tax rate        34.0%      33.8%      33.5%
--------------------------------------------------------------------------------

The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows:

                                             1996        1995
--------------------------------------------------------------------------------
Deferred tax assets:
  Allowance for doubtful accounts
    not currently deductible             $  56,000       48,000
  Inventory costs not currently
    deductible                              68,000      110,000
  Inventory reserves                        99,000       87,000
  Warranty reserves                         69,000       59,000
  Other accruals                            18,000       16,000
--------------------------------------------------------------------------------

Total deferred tax assets                  310,000      320,000
--------------------------------------------------------------------------------

Deferred tax liabilities:
  Excess of tax over book depreciation      18,000       (3,000)
  Unrealized gain on noncurrent
     marketable equity securities         (110,000)    (165,000)
--------------------------------------------------------------------------------

Total deferred tax liabilities             (92,000)    (168,000)
--------------------------------------------------------------------------------
Net deferred tax asset                   $ 218,000      152,000
--------------------------------------------------------------------------------

The Company has determined that establishing a valuation allowance for the deferred tax assets is not required since it is more likely than not that the deferred tax assets will be realized through future taxable income.

7. STOCK OPTIONS

As of December 31, 1996, the Company has reserved 161,577 shares of common stock for options that are still available for grant under the Company's stock option plans, and 177,935 shares for options that have been granted but have not yet been exercised.

Under the plans, option exercise prices are 100% of the market value of the common stock at the date of grant, except for incentive options granted under the 1992 Plan to persons owning more than 10% of the Company's stock, in which case the option price is 110% of the market value, and nonqualified options granted under the 1992 Plan, which may be granted at option prices no less than 25% of the market value. Exercise periods are generally for five to ten years. Certain of the plans allow for the granting of nonqualified stock options. Upon the exercise of these nonqualified options, the Company may realize a compensation deduction allowable for income tax purposes. The after-tax effect of these tax deductions is included in the accompanying consolidated financial statements as an addition to capital in excess of par value.

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 (SFAS 123), ACCOUNTING FOR STOCK-BASED COMPENSATION. Accordingly, no compensation cost has been recognized with respect to the Company's stock option plans. Had compensation cost for these plans been determined based on the fair value methodology prescribed by SFAS 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                                      1996         1995
--------------------------------------------------------------------------------
Net earnings - as reported     $ 3,081,862    2,570,308
Net earnings - pro forma         3,020,719    2,520,352
Earnings per share - as reported       .71          .57
Earnings per share - pro forma         .70          .55

The above pro forma amounts may not be representative of the effects on reported net earnings for future years. The fair value of each option grant is estimated on the date of grant using the binomial option-pricing model with the following weighted-average assumptions used for grants in 1996 and 1995:

                                      1996         1995
--------------------------------------------------------------------------------
Dividend yield                       2.25%        2.25%
Expected volatility                    37%          43%
Risk-free interest rate               6.1%         6.4%
Expected lives                   8.1 years    4.5 years

Information regarding the Company's stock option plans for 1996, 1995, and 1994 is as follows:

                                                              Weighted
                                                               average
                                                 Shares     exercise price
--------------------------------------------------------------------------------
Options outstanding, December 31, 1993           144,400    $      9.46

     Granted                                      32,300           7.27
     Exercised                                    (4,234)          6.31
     Canceled or expired                          (2,190)          8.37
--------------------------------------------------------------------------------

Options outstanding, December 31, 1994           170,276           9.14

     Granted                                      57,720           7.47
     Exercised                                   (48,651)          7.67
     Canceled or expired                         (26,692)          9.37
--------------------------------------------------------------------------------

Options outstanding, December 31, 1995           152,653           8.93

     Granted                                      36,170          10.46
     Exercised                                    (1,638)          6.63
     Canceled or expired                          (9,250)         10.67
--------------------------------------------------------------------------------

Options outstanding, December 31, 1996           177,935    $      9.17
================================================================================

                                                    1996        1995
--------------------------------------------------------------------------------
Weighted-average fair value of options,
     granted during the year                    $   4.16           2.75

Weighted-average exercise price of options,
     exercisable at end of year                     9.35           9.97

8. CHANGES IN STOCKHOLDERS' EQUITY


                                                  Common stock
                                                  ------------           Capital in
                                             Number                       excess of
                                           of shares       Amount         par value
-----------------------------------------------------------------------------------
Balance, December 31, 1993                 4,819,925    $   481,992       1,398,629

Stock options exercised                        4,234            423          26,284
Purchase and retirement
  of common stock                           (297,928)       (29,792)     (1,424,913)
Dividends declared
  ($.20 per share)                               -              -               -
Net unrealized loss on noncurrent
  marketable equity securities                   -              -               -

Net Income                                       -              -               -
-----------------------------------------------------------------------------------

Balance, December 31, 1994                 4,526,231        452,623             -

Stock options exercised                       48,651          4,865         368,593
Purchase and retirement of
  common stock                              (133,802)       (13,380)       (368,593)
Dividends declared
  ($.21 per share)                               -              -               -
Net unrealized gain on noncurrent
  marketable equity securities, net of
  income taxes                                   -              -               -

Net Income                                       -              -               -
-----------------------------------------------------------------------------------

Balance, December 31, 1995                 4,441,080        444,108             -

Stock options exercised                        1,638            164          10,688
Purchase and retirement
  of common stock                           (168,742)       (16,874)         (5,231)
Dividends declared
  ($.24 per share)                               -              -               -
Net unrealized loss on noncurrent
  marketable equity securities, net of
   income taxes                                  -              -               -

Net Income                                       -              -               -
-----------------------------------------------------------------------------------

Balance, December 31, 1996                 4,273,976    $   427,398           5,457
===================================================================================

(WIDE TABLE CONTINUED FROM ABOVE)


                                                            Net
                                                         unrealized
                                                        gain(loss) on
                                                          noncurrent
                                                          marketable
                                           Retained         equity
                                           earnings       securities      Total
----------------------------------------------------------------------------------
Balance, December 31, 1993                10,935,222            -       12,815,843

Stock options exercised                          -              -           26,707
Purchase and retirement
  of common stock                           (674,588)           -       (2,129,293)
Dividends declared
  ($.20 per share)                          (942,187)           -         (942,187)
Net unrealized loss on noncurrent
  marketable equity securities                   -         (110,000)      (110,000)

Net Income                                 1,852,977            -        1,852,977
----------------------------------------------------------------------------------

Balance, December 31, 1994                11,171,424       (110,000)    11,514,047

Stock options exercised                          -              -          373,458
Purchase and retirement of
  common stock                            (1,038,713)           -       (1,420,686)
Dividends declared
  ($.21 per share)                          (945,214)           -         (945,214)
Net unrealized gain on noncurrent
  marketable equity securities, net of
  income taxes                                   -          405,000        405,000

Net Income                                 2,570,308            -        2,570,308
----------------------------------------------------------------------------------

Balance, December 31, 1995                11,757,805        295,000     12,496,913

Stock options exercised                          -              -           10,852
Purchase and retirement
  of common stock                         (1,854,937)           -        (1,877,042)
Dividends declared
  ($.24 per share)                        (1,018,919)           -        (1,018,919)
Net unrealized loss on noncurrent
  marketable equity securities, net of
   income taxes                                  -         (100,000)      (100,000)

Net Income                                 3,081,862            -        3,081,862
----------------------------------------------------------------------------------

Balance, December 31, 1996                11,965,811        195,000     12,593,666
================================================================================

9. SALES

Export sales were $5,460,339, $4,679,913 and $3,804,511 in 1996, 1995 and 1994,
respectively. Of the export sales, $1,910,265, $1,794,371, and $1,273,816 in
1996, 1995 and 1994, respectively, were to customers in Western Europe. Sales to customers in Japan were $1,619,542, $889,343, and $1,200,119 for 1996, 1995 and
1994, respectively. The Company's products are marketed outside of North America through various independent representatives. One independent representative accounted for approximately 16%, 14% and 13% of sales in 1996, 1995 and 1994, respectively. Another independent representative accounted for approximately 12%, 7%, and 11% of sales in 1996, 1995, and 1994, respectively.

10. SAVINGS AND RETIREMENT PLAN

The Company has a 401(k) Savings and Retirement Plan covering substantially all of its employees. The Company provides matching contributions in accordance with the plan. The Company's contributions to this plan in 1996, 1995 and 1994 were $25,608, $19,110, and $15,293, respectively.


INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Modern Controls, Inc.:

We have audited the accompanying consolidated balance sheets of Modern Controls, Inc. and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, and cash flows for each of the years in the three-year period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Modern Controls, Inc. and subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                 KPMG Peat Marwick LLP

Minneapolis, Minnesota
February 14 , 1997




COMMON STOCK INFORMATION

Market for Company's Common Stock and Related Stockholder Matters

As of March 14, 1997 there were 607 record holders of the Company's Common Stock. The Company's Common Stock is traded on the national over-the-counter market, with prices quoted on the National Association of Securities Dealers Automated Quotation (Nasdaq) National Market System. The following table sets forth, for the fiscal periods indicated, the high and low quotations for the Company's Common Stock as reported by the Nasdaq National Market System.


Common Stock Trading Prices
--------------------------------------------------------------------------------
                      Low               High         Dividends declared
--------------------------------------------------------------------------------
1996

1st Quarter         $  9  7/8           11  7/8               .06
2nd Quarter            9  1/8           11  3/8               .06
3rd Quarter            9  7/8           12                    .06
4th Quarter            9  5/8           10  3/4               .06

--------------------------------------------------------------------------------
1995

1st Quarter         $  6  3/16          8                     .05
2nd Quarter            6  3/8           9  1/4                .05
3rd Quarter            8  3/4          10  5/8                .05
4th Quarter            9  3/4          11  1/8                .06
--------------------------------------------------------------------------------