Form 10-K, Exhibit 13
period 1997-12-31
MODERN CONTROLS INC
filed 1998-03-30
CIK 67279

SELECTED FINANCIAL DATA


Years Ended December 31                      1997       1996      1995      1994      1993
-------------------------------------------------------------------------------------------
(In thousands except per share data)
Operations Data:
-------------------------------------------------------------------------------------------
Sales                                       $17,017    14,768    12,844    10,613    10,405

Net income                                    3,728     3,082     2,570     1,853     1,889

Net income per share              Basic         .58       .48       .38       .26       .26
                                  Diluted       .57       .47       .38       .26       .26

Dividends declared per share                    .18       .16       .14       .13       .47

Balance Sheet Data:
-------------------------------------------------------------------------------------------
Total assets                                 17,404    14,881    14,770    13,128    14,077

Long-term liabilities                             2        92       168        29        18
-------------------------------------------------------------------------------------------


1997 * YEAR IN REVIEW
SELECTED QUARTERLY FINANCIAL DATA
(UNAUDITED)


-------------------------------------------------------------------------------------------------
                                                                             NET INCOME PER SHARE
1997                   SALES            GROSS PROFIT         NET INCOME       BASIC       DILUTED
1st Quarter         $  4,064,002        $  2,740,301       $    960,257      $  .15       $  .15
2nd Quarter            4,189,050           2,847,077            884,400         .14          .14
3rd Quarter            4,342,245           2,933,762            944,879         .15          .15
4th Quarter            4,421,681           2,919,872            938,492         .15          .14
-------------------------------------------------------------------------------------------------
Total                $17,016,978         $11,441,012        $ 3,728,028      $  .58       $  .57
-------------------------------------------------------------------------------------------------

1996

1st Quarter         $  3,564,165        $  2,364,509       $    700,247      $  .11       $  .11
2nd Quarter            3,647,332           2,507,883            768,061         .12          .12
3rd Quarter            3,751,347           2,541,569            804,674         .13          .12
4th Quarter            3,804,929           2,597,870            808,880         .13          .13
------------------------------------------------------------------------------------------------
Total                $14,767,773         $10,011,831        $ 3,081,862      $  .48       $  .47
------------------------------------------------------------------------------------------------

Selected Financial Data                    1
Corporate Profile                          2
Letter to Shareholders                     3-4
About The Company                          5-10
Management's Discussion and Analysis       11-12
Consolidated Statements of Income          13
Consolidated Balance Sheets                14
Consolidated Statements of Cash Flows      15
Notes to Consolidated
 Financial Statements                      16-21
Independent Auditors' Report/
 Common Stock Information                     21
Corporate Information                         22

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS

1997-1996 COMPARISON

Sales increased 15 percent in 1997 to $17,016,978, compared with $14,767,773 in 1996. The increase in 1997 sales was due primarily to increases in the sales volume of the Company's permeation and weighing products, an increase in the sales volume of the Company's consulting and developmental services and to general price increases.

The Company's permeation product group sales totaled $12,131,236, up 13 percent from $10,737,789 in 1996. The group accounted for 71 percent of the Company's total 1997 sales, compared to 73 percent in 1996.

The gross profit margin was $11,441,012 in 1997 or 67.2 percent of sales, compared to $10,011,831 in 1996 or 67.8 percent of sales. Over the past several years the Company's gross profit percentage has been in a range of about 62 to 65 percent of sales. The 1996 and 1997 profit margins were at the high end of the historical range due to reduced warranty expenses and to the increased sales volume which resulted in manufacturing efficiencies.

Selling, general and administrative expenses increased $962,839 or 21 percent during 1997. As a percentage of sales, selling, general and administrative expenses were 32.2 percent in 1997and 30.6 percent in 1996. The increase in selling expenses is due to an increase in the sales staff and an increase in commission expenses as a result of the increase in sales. The increase in general and administrative expenses was primarily the result of litigation fees incurred to protect confidential information of the Company. The Company may continue to incur legal fees associated with this litigation throughout 1998.

Research and development expenses decreased $200,518 or 16 percent during 1997. As a percentage of sales, research and development expenses were 6 percent in 1997 and 8 percent in 1996. For the foreseeable future, the Company expects to allocate on an annual basis approximately 6 to 9 percent of sales to research and development.

Investment income increased to approximately $712,000 in 1997 from $390,000 in 1996. The increase in 1997 is primarily the result of a one-time gain of approximately $235,000 realized on the sale of equity securities, and to a lesser extent, is due to the higher average investment balances in 1997 as compared to 1996.

The Company's provision for income taxes was 34.1 percent of income before income taxes in 1997, compared with 34 percent in 1996. Based on current operating conditions and income tax laws, the Company expects the tax rate for 1998 to be in the range of 33 to 35 percent.

Net income was $3,728,028 in 1997 compared to $3,081,862 in 1996. Basic net income per share was $.58 in 1997 compared to $.48 in 1996.

1996-1995 COMPARISON

Sales increased 15 percent in 1996 to $14,767,773, compared with $12,843,505 in 1995. The increase in 1996 sales was due primarily to strong increases in the domestic and foreign volume of the Company's permeation and packaging products and to general price increases.

The Company's permeation product group sales totaled $10,737,789 up 18 percent from $9,079,635 in 1995. The group accounted for 73 percent of the Company's total 1996 sales, compared to 71 percent in 1995.

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

Selling, general and administrative expenses increased $590,736 or 15 percent during 1996. As a percentage of sales, selling, general and administrative expenses were 30.6 percent in 1996 and 1995. The increase in the dollar amount of selling, general and administrative expenses is due primarily to an increase in commission expenses as a result of increased sales.

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

Net income was $3,081,862 in 1996 compared to $2,570,308 in 1995. Basic net income per share was $.48 in 1996 compared to $.38 per share in 1995.


LIQUIDITY AND CAPITAL RESOURCES

Total cash, temporary cash investments and marketable securities increased $1,306,877 during 1997 to $10,923,891. The increase is primarily attributable to the Company's 1997 net income. In addition to funding its operations, the Company used its cash resources to pay dividends totaling $1,091,312.

Cash flow from operations has historically been sufficient to meet liquidity requirements, capital expenditures and research and development costs. Cash flow from operations totaled $2,685,798, $3,638,329, and $3,178,427 in 1997, 1996 and
1995, respectively.

The Company has no long-term debt and has no material commitments for capital expenditures as of December 31, 1997. The Company's plant and equipment do not require any major expenditures to accommodate a significant increase in operating demands. The Company anticipates that a combination of its existing cash, temporary cash investments and marketable securities, plus an expected continuation of cash flow from operations, will continue to be adequate to fund operations, capital expenditures and dividend payments in the foreseeable future.


EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company adopted the provisions of Statement of Financial Accounting Standards No. 128, EARNINGS PER SHARE (Statement 128). The adoption did not impact the Company's financial condition or results of operations.

CONSOLIDATED STATEMENTS OF INCOME
MODERN CONTROLS, INC.


Years ended December 31,                              1997             1996            1995
----------------------------------------------------------------------------------------------
Sales                                             $ 17,016,978      14,767,773      12,843,505
Cost of Sales                                        5,575,966       4,755,942       4,380,295
----------------------------------------------------------------------------------------------
Gross Profit                                        11,441,012      10,011,831       8,463,210
----------------------------------------------------------------------------------------------
Selling, General and Administrative
     Expenses                                        5,479,722       4,516,883       3,926,147
Research and Development Expenses                    1,015,975       1,216,493       1,060,013
Investment Income                                     (711,713)       (390,407)       (405,258)
----------------------------------------------------------------------------------------------
                                                     5,783,984       5,342,969       4,580,902
----------------------------------------------------------------------------------------------
Income Before Income Taxes                           5,657,028       4,668,862       3,882,308
Income Taxes                                         1,929,000       1,587,000       1,312,000
----------------------------------------------------------------------------------------------
Net Income                                        $  3,728,028       3,081,862       2,570,308
==============================================================================================
Net Income Per Common Share           - Basic     $        .58             .48             .38
                                      - Diluted            .57             .47             .38
==============================================================================================
Weighted Average
     Shares Outstanding               - Basic        6,418,731       6,447,201       6,791,340
                                      - Diluted      6,487,806       6,490,688       6,822,605
==============================================================================================

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
MODERN CONTROLS, INC.


                                                             December 31,
--------------------------------------------------------------------------------
ASSETS                                                    1997          1996
--------------------------------------------------------------------------------
Current Assets:
  Cash and temporary cash investments                 $   763,014     1,352,991
  Marketable securities, current                        4,396,232     4,186,066
  Trade accounts receivable, less allowance
     for doubtful accounts of $163,000
     in 1997 and $155,000 in 1996                       2,921,456     1,632,960
  Other receivables                                       176,051       118,469
  Inventories                                           1,614,779     1,572,329
  Prepaid expenses                                        168,851       190,198
  Deferred income taxes                                   270,000       310,000
--------------------------------------------------------------------------------
Total current assets                                   10,310,383     9,363,013
--------------------------------------------------------------------------------
Marketable securities, noncurrent                       5,764,645     4,077,957

Property and equipment                                  2,668,760     2,635,521
     Less accumulated depreciation and amortization     1,712,094     1,645,365
--------------------------------------------------------------------------------
                                                          956,666       990,156
--------------------------------------------------------------------------------
Other assets                                              371,959       450,118
================================================================================
                                                      $17,403,653    14,881,244
                                                      ===========    ==========
================================================================================
LIABILITIES AND STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
Current liabilities:
  Accounts payable                                    $   560,702       563,953
  Accrued compensation                                    492,138       483,876
  Other accrued expenses                                  362,900       320,973
  Estimated product warranties                            198,924       190,405
  Accrued income taxes                                    432,879       379,931
  Dividends payable                                       321,610       256,440
--------------------------------------------------------------------------------
Total current liabilities                               2,369,153     2,195,578
--------------------------------------------------------------------------------
Deferred income taxes                                       2,000        92,000
--------------------------------------------------------------------------------
Stockholders' equity:
  Common stock - $.10 par value;
     authorized 10,000,000 shares;
     issued and outstanding 6,435,340 shares
     in 1997 and 6,410,964 shares in 1996                 643,534       641,096
  Capital in excess of par value                           67,253         5,457
  Retained earnings                                    14,321,713    11,752,113
  Net unrealized gain on noncurrent marketable
     equity securities                                       --         195,000
--------------------------------------------------------------------------------
Total stockholders' equity                             15,032,500    12,593,666

Commitments and contingencies (Note 5)
================================================================================
                                                      $17,403,653    14,881,244
                                                      ===========    ==========

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
MODERN CONTROLS, INC.


====================================================================================================
Years ended December 31,                                       1997            1996          1995
----------------------------------------------------------------------------------------------------
Cash flows from operating activities:
----------------------------------------------------------------------------------------------------
Net income                                                 $ 3,728,028      3,081,862      2,570,308

Adjustments to reconcile net income to net cash
     provided by operating activities:
(Gain) loss on disposition of long-term assets                (145,758)        14,486         31,386
Depreciation and amortization                                  302,304        255,695        214,255
Deferred income taxes                                           60,000        (11,000)        12,000
Changes in operating assets and liabilities:
  Trade accounts receivable                                 (1,288,496)       144,561       (265,821)
  Other receivables                                            (57,582)        (2,259)        35,270
  Inventories                                                  (42,450)       (11,969)       173,400
  Prepaid expenses                                              21,347         60,770        (73,907)
  Accounts payable                                              (3,251)       (28,029)       244,861
  Accrued compensation                                           8,262         78,409         39,869
  Other accrued expenses                                        41,927         45,890         28,626
  Estimated product warranties                                   8,519         27,405         23,000
  Accrued income taxes                                          52,948        (17,492)       145,180
                                                           -----------    -----------    -----------
Net cash provided by operating activities                    2,685,798      3,638,329      3,178,427
----------------------------------------------------------------------------------------------------
Cash flows from investing activities:
----------------------------------------------------------------------------------------------------
Purchases of marketable securities                          (8,117,262)    (5,888,298)    (9,919,771)
Proceeds from sales of marketable securities at maturity     5,695,408      5,888,540     10,102,358
Proceeds from sale of equity securities                        454,985           --             --
Proceeds from sale of land                                        --           59,181           --
Purchases of property and equipment                           (249,543)      (776,096)      (163,353)
Purchases of patents and trademarks                            (24,037)       (57,831)       (86,892)
Other                                                           (6,302)        (6,340)        (6,512)
                                                           -----------    -----------    -----------
Net cash used in investing activities                       (2,246,751)      (780,844)       (74,170)
----------------------------------------------------------------------------------------------------
Cash flows from financing activities:
----------------------------------------------------------------------------------------------------
Proceeds from the exercise of stock options                     63,807          7,400         60,135
Purchase and retirement of common stock                         (1,519)    (1,873,590)    (1,107,363)
Dividends paid                                              (1,091,312)    (1,035,022)      (906,576)
                                                           -----------    -----------    -----------
Net cash used in financing activities                       (1,029,024)    (2,901,212)    (1,953,804)
----------------------------------------------------------------------------------------------------
Net increase (decrease) in cash and temporary
     cash investments                                         (589,977)       (43,727)     1,150,453

Cash and temporary cash investments:
Beginning of year                                            1,352,991      1,396,718        246,265
                                                           -----------    -----------    -----------
End of year                                                $   763,014      1,352,991      1,396,718
                                                           ===========    ===========    ===========
----------------------------------------------------------------------------------------------------
Supplemental disclosures of cash flow information:
Cash paid during the year for income taxes                 $ 1,816,052      1,615,492      1,156,652
----------------------------------------------------------------------------------------------------
Supplemental schedule of noncash investing
     and financing activities:
Noncash purchase and retirement of common stock            $   227,657          3,452        313,323
Noncash exercise of stock options                              227,657          3,452        313,323
Dividends accrued                                              321,610        256,440        272,543

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MODERN CONTROLS, INC.


DECEMBER 31, 1997, 1996 AND 1995

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

MARKETABLE SECURITIES
Marketable securities at December 31, 1997 consist of United States government obligations, municipal bonds and certificates of deposit. The Company classifies its debt and marketable equity securities in one of three categories: trading, available-for-sale, or held-to-maturity. Trading securities are bought and held principally for the purpose of selling them in the near term. Held-to-maturity securities are those securities in which the Company has the ability and intent to hold until maturity. All other securities not included in trading or held-to-maturity are classified as available-for-sale.

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

PROPERTY AND EQUIPMENT
Property and equipment are carried at cost. Depreciation and amortization are computed using the straight-line method. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred and significant renewals and betterments are capitalized.

INTANGIBLE ASSETS
Intangible assets are carried at cost less accumulated amortization and consist of patents and trademarks. Costs incurred in connection with applications for new patents are deferred until a final determination with respect to the application is made by appropriate regulatory agencies. Costs of patents abandoned are charged to income in the period of abandonment. Patent costs are amortized over the lesser of 17 years or their estimated useful lives using the straight-line method. Trademarks are amortized over five years.

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

NET INCOME PER COMMON SHARE
Basic net income per common share is computed by dividing net income by the weighted average of common shares outstanding during the year. Diluted net income per share is computed by dividing net income by the weighted average of common and dilutive common stock equivalent shares outstanding during the year.

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

RECLASSIFICATIONS
Certain 1996 and 1995 amounts have been reclassified to conform to the 1997 presentation.

2. MARKETABLE SECURITIES

The amortized cost, gross unrealized holding gains, gross unrealized holding losses, and fair value for available-for-sale and held-to-maturity securities by major security type at December 31, 1997 and 1996 were as follows:

                                              1997
                         ---------------------------------------------
                                        GROSS       GROSS
                                     UNREALIZED  UNREALIZED
                           AMORTIZED   HOLDING     HOLDING      FAIR
                             COST      GAINS       LOSSES       VALUE
======================================================================
Held-to-maturity:
Municipal bonds          $ 9,130,249    33,679      (674)    9,163,254
Other securities           1,030,628     2,090      (263)    1,032,455
----------------------------------------------------------------------
                         $10,160,877    35,769      (937)   10,195,709
======================================================================

                                              1996
                         ---------------------------------------------
                                        Gross       Gross
                                     unrealized  unrealized
                           Amortized   holding     holding      Fair
                             cost      gains       losses       value
======================================================================
Available-for-sale:
Equity securities         $  220,000   305,000         -       525,000
----------------------------------------------------------------------
                          $  220,000   305,000         -       525,000
======================================================================

Held-to-maturity:
Municipal bonds           $6,070,878    36,113     (1,065)   6,105,926
Other securities           1,668,145     3,644       (307)   1,671,482
----------------------------------------------------------------------
                          $7,739,023    39,757     (1,372)   7,777,408
======================================================================

Other securities consist primarily of U.S. government obligations and marketable certificates of deposit.

Maturities of investment securities classified as available-for-sale and held-to-maturity were as follows at December 31, 1997 and 1996:

                                1997                     1996
                       -----------------------------------------------
                       AMORTIZED     FAIR       Amortized     Fair
                         COST        VALUE        cost        value
======================================================================
Available-for-sale:
Equity securities     $       --         --      220,000     525,000
----------------------------------------------------------------------
                      $       --         --      220,000     525,000
======================================================================
Held-to-maturity:
Due within one year   $ 4,396,232   4,411,573  4,186,066   4,209,228
Due after one through
     five years         5,764,645   5,784,136  3,552,957   3,568,180
----------------------------------------------------------------------
                      $10,160,877  10,195,709  7,739,023   7,777,408
======================================================================

3. INVENTORIES

The major components of inventories are as follows:

                                    1997           1996
=========================================================
Finished products               $  169,823        169,921
Work-in-process                    571,991        653,300
Raw materials                      872,965        749,108
---------------------------------------------------------
                                $1,614,779      1,572,329
=========================================================

4. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

                                                     Estimated
                             1997        1996      useful lives
================================================================
Machinery and equipment  $1,832,599   1,708,395    3 to 10 years
Office equipment            500,038     600,067    2 to 15 years
Leasehold improvements      280,270     271,206    1 to  5 years
Vehicles                     55,853      55,853    3 to  5 years
----------------------------------------------------------------
                         $2,668,760   2,635,521
================================================================

Depreciation and amortization of property and equipment charged to income was $277,836, $232,075, and $197,587 for the years ended December 31, 1997, 1996 and
1995, respectively.

5. LEASES

The Company leases its facilities and certain equipment pursuant to operating leases. The facility lease expiring July 1, 2005, requires the Company to pay operating costs including real estate taxes.

Rental expense, including charges for operating costs, was as follows:

                          1997        1996       1995
=======================================================
                        $308,855     295,124    254,002
-------------------------------------------------------

The following is a schedule of future minimum lease payments, excluding charges for operating costs, for operating leases as of December 31, 1997:

Year ending December 31
=======================================================
1998                                            213,633
1999                                            224,238
2000                                            227,779
2001                                            233,680
2002                                            236,040
Later Years                                     613,704
=======================================================
                                            $ 1,749,074
-------------------------------------------------------

6. INCOME TAXES

The provision for income taxes consists of the following:

                                  1997          1996          1995
=====================================================================
Current tax expense:
Federal                       $1,636,000     1,421,000      1,150,000
State                            233,000       177,000        150,000
---------------------------------------------------------------------
Total current expense          1,869,000     1,598,000      1,300,000

Deferred                          60,000       (11,000)        12,000
---------------------------------------------------------------------
Provision for income taxes    $1,929,000     1,587,000      1,312,000
=====================================================================

The effective income tax rate varies from the federal statutory tax rate for the following reasons:

Years ended December 31,           1997      1996       1995
================================================================
                               PERCENTAGE  Percentage Percentage
                                OF PRETAX  of pretax  of pretax
                                 INCOME     income     income
----------------------------------------------------------------
Tax at statutory federal
  income tax rate                  34.0%     34.0%      34.0%
Increases (reductions) in
  taxes resulting from:
  State income taxes, net
    of federal benefit              2.7       2.5        2.6
  Tax-exempt earnings of FSC       (2.0)     (1.9)      (1.7)
  Tax-exempt investment
    earnings                       (2.1)     (1.4)      (1.7)
  Other                             1.5        .8         .6
-------------------------------------------------------------
Effective income tax rate          34.1%     34.0%      33.8%
=============================================================

The tax effect of significant temporary differences representing deferred tax assets and liabilities are as follows:

                                           1997        1996
=============================================================
Deferred tax assets:
  Allowance for doubtful accounts
    not currently deductible            $ 59,000      56,000
  Inventory costs not currently
    deductible                            29,000      68,000
  Inventory reserves                      85,000      99,000
  Warranty reserves                       72,000      69,000
  Other accruals                          25,000      18,000
-------------------------------------------------------------
Total deferred tax assets                270,000     310,000
-------------------------------------------------------------
Deferred tax liabilities:
  Excess of tax over book depreciation    (2,000)     18,000
  Unrealized gain on noncurrent
     marketable equity securities          --       (110,000)
-------------------------------------------------------------
Total deferred tax liabilities            (2,000)    (92,000)
-------------------------------------------------------------
Net deferred tax asset                  $268,000     218,000
=============================================================

The Company has determined that establishing a valuation allowance for the deferred tax assets is not required since it is more likely than not that the deferred tax assets will be realized through future taxable income.

7. STOCK OPTIONS

As of December 31, 1997, the Company has reserved 216,012 shares of common stock for options that are still available for grant under the Company's stock option plans, and 198,773 shares for options that have been granted but have not yet been exercised.

Under the plans, option exercise prices are 100% of the market value of the common stock at the date of grant, except for incentive options granted under the 1992 Plan to persons owning more than 10% of the Company's stock, in which case the option price is 110% of the market value, and nonqualified options granted under the 1992 Plan, which may be granted at option prices no less than 25% of the market value. Exercise periods are generally for five to ten years. Certain of the plans allow for the granting of nonqualified stock options. Upon the exercise of these nonqualified options, the Company may realize a compensation deduction allowable for income tax purposes. The after-tax effect of these tax deductions is included in the acco!mpanying consolidated financial statements as an addition to capital in excess of par value.

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

                             1997      1996       1995
---------------------------------------------------------
Net earnings -
 as reported            $ 3,728,028  3,081,862  2,570,308
Net earnings -
pro forma                 3,565,316  3,020,719  2,520,352
Earnings per share -
as reported - Basic     $       .58        .48        .38
            - Diluted           .57        .47        .38
Earnings per share -
pro forma   - Basic             .56        .47        .37
            - Diluted           .55        .47        .37


The pro forma net earnings reflects only options granted in 1997, 1996 and 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS 123 is not reflected in the pro forma net earnings amounts presented above because compensation cost for options granted prior to January 1, 1995 is not considered.

The pro forma amounts may not be representative of the effects on reported net earnings for future years. The fair value of each option grant is estimated on the date of grant using the binomial option-pricing model with the following weighted-average assumptions used for grants in 1997, 1996 and 1995:

                           1997       1996        1995
---------------------------------------------------------
Dividend yield              2.25%      2.25%      2.25%
Expected volatility           31%        37%        43%
Risk-free interest rate      6.2%       6.1%       6.4%
Expected lives          9.0 YEARS  8.1 years  4.5 years


Information regarding the Company's stock option plans for 1997, 1996, and 1995 is as follows:

                                                       Weighted
                                                       average
                                           Shares   exercise price
------------------------------------------------------------------
Options outstanding, December 31, 1994    255,415      $  6.09

     Granted                               86,580         4.98
     Exercised                            (72,977)        5.11
     Canceled or expired                  (40,038)        6.25
------------------------------------------------------------------
Options outstanding, December 31, 1995    228,980         5.96

     Granted                               54,255         6.97
     Exercised                             (2,457)        4.42
     Canceled or expired                  (13,875)        7.12
------------------------------------------------------------------
Options outstanding, December 31, 1996    266,903         6.12

     Granted                               31,036        10.58
     Exercised                            (45,994)        6.29
     Canceled or expired                  (53,172)        8.03
------------------------------------------------------------------
Options outstanding, December 31, 1997    198,773     $  6.26
==================================================================


                                             1997       1996       1995
------------------------------------------------------------------------
Weighted-average fair value of options,
     granted during the year               $  3.80      2.77       1.83

Weighted-average exercise price of options,
     exercisable at end of year               5.99      6.23       6.61

8. CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                         Net
                                                                                                      unrealized
                                                                                                     gain(loss) on
                                                Common stock                                          noncurrent
                                         --------------------------     Capital in                    marketable
                                            Number                      excess of       Retained         equity
                                          of shares       Amount        par value       earnings       securities       Total
                                         -----------    -----------    -----------     -----------    -----------    -----------
Balance, December 31, 1994                 6,789,346    $   678,935           --       10,945,112       (110,000)    11,514,047

Stock options exercised                       72,977          7,298        366,160           --             --          373,458
Purchase and retirement
  of common stock                           (200,703)       (20,071)      (366,160)    (1,034,455)          --       (1,420,686)
Dividends declared
  ($.14 per share)                              --             --             --         (945,214)          --         (945,214)
Net unrealized loss on noncurrent
  marketable equity securities                  --             --             --             --          405,000        405,000

Net Income                                      --             --             --        2,570,308           --        2,570,308
                                         -----------    -----------    -----------    -----------    -----------    -----------
Balance, December 31, 1995
                                           6,661,620        666,162           --       11,535,751        295,000     12,496,913
Stock options exercised                        2,457            246         10,606           --             --           10,852
Purchase and retirement of
  common stock                              (253,113)       (25,312)        (5,149)    (1,846,581)          --       (1,877,042)
Dividends declared
  ($.16 per share)                              --             --             --       (1,018,919)          --       (1,018,919)
Net unrealized gain on noncurrent
  marketable equity securities, net of
   income taxes                                 --             --             --             --         (100,000)      (100,000)

Net Income                                      --             --             --        3,081,862           --        3,081,862
                                         -----------    -----------    -----------    -----------    -----------    -----------
Balance, December 31, 1996                 6,410,964        641,096          5,457     11,752,113        195,000     12,593,666

Stock options exercised                       45,994          4,599        286,865           --             --          291,464
Purchase and retirement
  of common stock                            (21,618)        (2,161)      (225,069)        (1,946)          --         (229,176)
Dividends declared
  ($.18 per share)                              --             --             --       (1,156,482)          --       (1,156,482)
Net unrealized loss on noncurrent
  marketable equity securities, net of
   income taxes                                 --             --             --             --         (195,000)      (195,000)

Net Income                                      --             --             --        3,728,028           --        3,728,028
                                         -----------    -----------    -----------    -----------    -----------    -----------
Balance, December 31, 1997                 6,435,340    $   643,534         67,253     14,321,713           --       15,032,500
                                         ===========    ===========    ===========    ===========    ===========    ===========

On August 5, 1997, the Board of Directors declared a three-for-two stock split effective September 12, 1997, for shareholders of record on August 22, 1997. For each share issued in connection with the stock split, an amount equal to the par value of $.10 was transferred to common stock account from retained earnings. All share and per share data in this report have been retroactively adjusted to reflect this stock split.

9. SALES

Export sales were $6,314,227, $5,460,339, and $4,679,913 in 1997, 1996 and 1995,
respectively. Of the export sales, $2,450,013, $1,910,265, and $1,794,371 in
1997, 1996 and 1995, respectively, were to customers in Western Europe. Sales to customers in Japan were $1,651,983, $1,619,542, and $889,343 for 1997, 1996 and
1995, respectively. The Company's products are marketed outside of North America through various independent representatives. One independent representative accounted for approximately 16%, 16% and 14% of sales in 1997, 1996 and 1995, respectively. Another independent representat!ive accounted for approximately 11%, 12%, and 7% of sales in 1997, 1996, and 1995, respectively.

10. SAVINGS AND RETIREMENT PLAN

The Company has a 401(k) Savings and Retirement Plan covering substantially all of its employees. The Company provides matching contributions in accordance with the plan. The Company's contributions to this plan in 1997, 1996 and 1995 were $29,572, $25,608, and $19,110, respectively.

11. SUBSEQUENT EVENT

In January 1998 the Company purchased 100 percent of the common stock of Microanalytics Instrumentation Corporation for $25,010 in cash and 6,350 shares of Modern Controls, Inc. stock.



INDEPENDENT AUDITORS' REPORT


The Board of Directors and Stockholders
Modern Controls, Inc.:

We have audited the accompanying consolidated balance sheets of Modern Controls, Inc. and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Modern Controls, Inc. and subsidiary as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                        KPMG Peat Marwick LLP

Minneapolis, Minnesota
February 12 , 1998



COMMON STOCK INFORMATION

Market for Company's Common Stock and Related Stockholder Matters

As of March 16, 1998 there were 573 record holders of the Company's Common Stock. The Company's Common Stock trades on the Nasdaq Stock Market(SM) under the symbol MOCO. The following table sets forth, for the fiscal periods indicated, the high and low quotations for the Company's Common Stock as reported by the Nasdaq National Market System. The Common Stock trading prices and dividends per share shown below have been retroactively adjusted for the 1997 three-for-two stock split.


Common Stock Trading Prices
-----------------------------------------------------------------------------
                         Low                 High         Dividends declared
-----------------------------------------------------------------------------
1997
1st Quarter            $  6.33               7.17                  .04
2nd Quarter               6.33               9.17                  .04
3rd Quarter               8.50              10.83                  .05
4th Quarter               9.25              15.00                  .05
-----------------------------------------------------------------------------
1996
1st Quarter            $  6.58               7.92                  .04
2nd Quarter               6.50               7.58                  .04
3rd Quarter               6.58               8.00                  .04
4th Quarter               6.42               7.17                  .04
-----------------------------------------------------------------------------